

September 26, 2013

<u>Via E-mail</u>
Ms. Dafna Gruber
Chief Financial Officer
NICE-Systems Ltd.
22 Zarchin Street, P.O. Box 690
Ra'anana 43107, Israel

  Re: NICE-Systems Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2012
     Filed March 25, 2013
     File No. 000-27466

Dear Ms. Gruber:

  We have reviewed your filing and have the following comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2012</u>

<u>Operating and Financial Review and Prospects</u>

<u>Critical Accounting Policies</u>

<u>Impairment of Long-Lived Assets, page 61</u>

1. We note your disclosure with regard to your Financial Crime and Compliance Solutions segment that because the estimated fair value did not exceed the carrying value in the quantitative test, no impairment of goodwill existed and the second step of the goodwill impairment test was not required. If the estimated fair value did not exceed the carrying value in the quantitative test, please clarify why the second step of the goodwill impairment test was not required. Otherwise, please clarify your disclosures. Further, please ensure your disclosures on page F-21 are consistent with these disclosures. In this regard, you disclose that you performed the annual impairment tests during the fourth

Dafna Gruber
NICE-Systems Ltd.
September 26, 2013
Page 2

quarter of 2012 and did not identify any impairment losses. Please clarify whether you performed the second step of the goodwill impairment test. Lastly, considering your disclosure that the estimated fair value of this reporting unit was not substantially in excess of its carrying value, please tell us what consideration you gave to disclosing the following:

- The degree of uncertainty associated with the key assumptions; and
- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Taxes on Income, page F-42

2.   We note that your tax rate reconciliation includes a benefit of 7% relating to a change in valuation allowance and a benefit of 17% relating to earnings taxed under foreign law. Please clarify the reason for the change in valuation allowance and clarify the nature of the reconciling item for earnings taxed under foreign law. As part of your response, tell us the countries that most significantly impact these earnings and the tax rates in these countries. Also, please explain any significant differences in these countries and tax rates as compared to prior periods. Tell us what consideration you gave to disclosing these factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant